21001670

SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

SEC Mail Processing

MAR 0 8 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: eToro USA Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 River Street, 9th Floor
(No. and Street)

Hoboken (City) NJ (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erin Baskett 636-675-3746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th St (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

OATH OR AFFIRMATION

I, Erin Baskett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of eToro USA Securities Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CCO/ FinOP

Title

Notary Public

AALIYAH MARIE PERRY
NOTARY PUBLIC - ARIZONA
Maricopa County
Commission # 574115
My Commission Expires
November 13, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ETORO USA SECURITIES INC.

FINANCIAL STATEMENT AND INDEPENDENT AUDITORS' REPORT

December 31, 2020

CONTENTS

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Stockholder of eToro USA Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of eToro USA Securities, Inc, (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2019.
New York, NY
February 26, 2021

eToro USA Securities Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Current assets:		
Cash	$	748,003
Prepaid expenses and other current assets		3,429
Total current assets	$	751,432

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Due to affiliate		130,460
Stockholder's equity		
Common stock, $0.0001 par value share 5,000 shares authorized, 1,000 shares issued and outstanding		-
Additional paid-in capital		2,000,000
Accumulated Deficit		(1,379,028)
Total stockholder's equity		620,972
Total liabilities and stockholder's equity	$	751,432

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

eToro USA Securities Inc. (the "Company"), was incorporated in the state of Delaware on July 20, 2018. The Company is a wholly owned subsidiary of eToro Group Ltd. (the "Parent"). In April 2020, the Company became a registered broker-dealer in securities under the Securities and Exchange Act of 1934, registered with the Securities and Exchange Commission ("SEC") as well as a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company intends to operate as a non-exchange member and a fully disclosed broker-dealer brokering online transactions using mobile technology in listed equities and Exchange Traded Funds ("ETFs") for retail users. Retail users will have electronic access to the Company's trading platform, transactions are unsolicited and the Company will work in an agency capacity, executing and clearing transactions through its clearing firm. All transactions in securities and trade-related revenue and expenses will be on a trade date basis.

The Company intends to operate under the SEC Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934, pertaining to the possession or control of customer assets and reserve requirements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accompanying financial statement have been prepared on the accrual basis of accounting.

Basis of Presentation

The Company's financial statement has been prepared in accordance with, and the accounting policies and reporting practices of the Company conform to, the predominant practices in the broker-dealer industry (Accounting Standards Codification ("ASC") Topic 940) and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Concentration of Credit Risk

The Company maintains all of its cash in a single bank account at a federally insured banking institution.

Cash and cash equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2020.

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could vary from the estimates that were used.

Prepaid expenses

The Company classifies prepayments made under contracts as prepaid expenses and expenses them over contract terms. These prepaid expenses may include items such as insurance, regulatory fees, web services, data feeds and subscriptions.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

NOTE 3. INCOME TAXES

The Company was organized as a corporation for federal tax purposes. Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statement, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a

position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in ASC Topic 740. ASC Topic 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2020, there are no uncertain tax positions.

The Company will be filing Federal and New Jersey tax returns for 2020. For the year ended December 31, 2020, the Company incurred a net operating loss of approximately $673,000, which is available to offset future taxable income, and which may be carried forward indefinitely for federal tax purposes. Additionally, the Company had net operating loss carry forwards of approximately $705,000 from previous years which is available to offset future taxable income. At December 31, 2020, the Company had aggregate federal net operating losses totaling approximately $1,378,000. The Company also had New Jersey net operating losses totaling approximately $1,387,000, which will begin to expire in 2039.

The federal and state net operating loss carryforwards resulted in a deferred tax asset of approximately $387,000. The valuation allowance increased by $198,000 at December 31, 2020, compared to $189,000 at December 31, 2019. There is a 100% valuation allowance at December 31, 2020, to offset the deferred tax asset as the ultimate realization of these benefits is uncertain. The Company's effective tax rate is 0%, due to the full valuation allowance taken on the deferred tax asset.

NOTE 4. RELATED PARTY TRANSACTIONS

As of December 31, 2020, the Company had a payable of $130,460 due to eToro USA LLC, an affiliate. The Company has an expense sharing agreement with its affiliates in the US (eToro USA, LLC) and pursuant to the agreement, the Company reimburses the affiliates for such things as payroll, technology, information services, occupancy, and other expenses. The affiliates also pay certain direct expenses on behalf of the Company. This amount is included in due to affiliate on the statement of financial condition at December 31, 2020.

The Company has an expense sharing agreement with the Parent, effective January 1, 2020 whereby the Parent provides the Company with certain services and access to certain resources without charge. The expense sharing agreement clarifies the expenses that would be borne by the Company, as well as the expenses that the Parent would solely be liable for.

On August 25, 2020 the Parent approved a capital contribution for $500,000.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

Cash consists of cash in banks, primarily held at a financial institution which at times may exceed FDIC limits of $250,000. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances. As of December 31, 2020, the cash account balance exceeded federally insured limits by approximately $498,003.

NOTE 6. RISKS REGARDING COMMENCEMENT OF THE BUSINESS

The Company is currently in the process of commencing operations. Accordingly, the Company has generated operating losses since inception through December 31, 2020. There are many risks related to commencing any new business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created, and its ability to generate profitable operations and positive cash flows. These risks create uncertainties regarding the Company's ability to continue as a going concern.

While management plans to create a business in trading equities, the Company presently does not have the capital to support the Company's operations. While management believes in the viability of its strategy to commence and generate adequate sales volume, achieve profitable operations and positive cash flows, it will also be dependent upon the economic environment and trends in the industry. If the Company is unable to commence and generate adequate sales and achieve profitable operations, the Parent has agreed to provide the necessary financial support to the Company.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2020 through the date that the financial statement were available to be issued.

Note 8. NET CAPITAL REQUIREMENT

The Company, is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain net capital equal to the greater of $5,000 or 12-1/2% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1, during the first 12 months of the broker-dealer's operations, and then 15 to 1. As of December 31, 2020, the Company's net capital was $617,543 and the minimum capital required was $16,308. As of December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was .21 to 1.